Form 10-K, Exhibit 13
period 2006-12-31
WESCO INTERNATIONAL INC
filed 2007-03-01
CIK 929008

Exhibit 13.1
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Wesco International, Inc., The Russell 2000 Index
And A Peer Group

*	$100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	12/01	12/02	12/03	12/04	12/05	12/06

Wesco International, Inc.	100.00	110.91	178.79	598.79	863.23	1188.08
Russell 2000	100.00	79.52	117.09	138.55	144.86	171.47
Peer Group	100.00	67.13	85.55	72.47	80.43	92.80